Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2025

BEIJING, CHINA, March 18, 2026 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in Asia’s online social networking space, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2025.

Fourth Quarter of 2025 Highlights

•	Net revenues decreased by 2.3% year over year to RMB2,575.8 million (US$368.3 million*) in the fourth quarter of 2025.

•	Net revenues from overseas increased by 70.3% year over year to RMB608.2 million (US$87.0 million) in the fourth quarter of 2025.

•	Net income attributable to Hello Group Inc. was RMB237.3 million (US$33.9 million) in the fourth quarter of 2025, compared to RMB187.2 million in the same period of 2024.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB281.3 million (US$40.2 million) in the fourth quarter of 2025, compared to RMB230.5 million in the same period of 2024.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.44 (US$0.21) in the fourth quarter of 2025, compared to RMB1.05 in the same period of 2024.

•	Non-GAAP diluted net income per ADS (note 1) was RMB1.70 (US$0.24) in the fourth quarter of 2025, compared to RMB1.30 in the same period of 2024.

•

For the Momo app total paying users was 3.9 million for the fourth quarter of 2025, compared to 5.7 million for the same period last year, and 3.7 million from last quarter. Tantan had 0.6 million paying users for the fourth quarter of 2025 compared to 0.9 million from the year ago period and 0.7 million from last quarter.

Full Year 2025 Highlights

•	Net revenues decreased by 1.9% year over year to RMB10,367.1 million (US$1,482.5 million) for the full year of 2025.

•	Net revenues from overseas increased by 70.8% year over year to RMB2,000.0 million (US$286.0 million) for the full year of 2025.

•	Net income attributable to Hello Group Inc. was RMB804.0 million (US$115.0 million) for the full year of 2025, compared to RMB1,039.6 million during the same period of 2024.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB993.5 million (US$142.1 million) for the full year of 2025, compared to RMB1,232.9 million during the same period of 2024.

•	Diluted net income per ADS was RMB4.75 (US$0.68) for the full year of 2025, compared to RMB5.57 during the same period of 2024.

•	Non-GAAP diluted net income per ADS (note 1) was RMB5.87 (US$0.84) for the full year of 2025, compared to RMB6.60 during the same period of 2024.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB 6.9931 to US$1.00, the effective noon buying rate for December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

“In the second half of 2025, our domestic business faced fresh external headwinds. That said, through the team’s agile response and strong execution, we maintained stable performance of our cash-cow business while sustaining a healthy ecosystem.” commented Yan Tang, Chairman and CEO of Hello Group. “Our overseas business has posted exceptional results over the past year, fueled by organic product incubation and targeted mergers and acquisitions. This has enabled us to diversify and enrich our brand portfolio while rapidly expanding our global presence, resulting in accelerated overseas revenue momentum. The overseas business has now solidified as an important revenue contributor for the Group and stands as the key engine for our future overall growth.”

Fourth Quarter of 2025 Financial Results

Net revenues

Total net revenues were RMB2,575.8 million (US$368.3 million) in the fourth quarter of 2025, a decrease of 2.3% from RMB2,636.5 million in the fourth quarter of 2024.

Value-added service revenues mainly include virtual gift revenues from various audio, video and text- based scenarios, and membership subscription revenues. Total value-added service revenues were RMB2,533.1 million (US$362.2 million) in the fourth quarter of 2025, a decrease of 2.3% from RMB2,591.6 million during the same period of 2024. The decrease was primarily due to external factors that influenced the operational focus of certain broadcasters and agencies as well as the weak consumer sentiment on Momo app, and to a lesser extent, the decline in Tantan resulting from a decline in user base. The decrease was largely offset by the revenue growth from our overseas apps, driven by the rapid expansion from multiple social entertainment and dating brands across our rich portfolio.

Other services revenues were RMB42.7 million (US$6.1 million) in the fourth quarter of 2025, compared to RMB44.9 million during the same period of 2024.

Net revenues from Chinese mainland decreased from RMB2,279.4 million in the fourth quarter of 2024 to RMB1,967.6 million (US$281.4 million) in the fourth quarter of 2025, primarily due to the decrease in net revenues from Momo app and Tantan app. Net revenues from overseas increased from RMB357.1 million in the fourth quarter of 2024 to RMB608.2 million (US$87.0 million) in the fourth quarter of 2025, driven by the growth of audio- and video-based products in the Middle East and North Africa(“MENA”) region, primarily by the new apps, along with incremental revenue from dating brands outside of MENA.

Cost and expenses

Cost and expenses were RMB2,278.4 million (US$325.8 million) in the fourth quarter of 2025, a decrease of 5.4% from RMB2,407.8 million in the fourth quarter of 2024. The decrease was primarily attributable to: (a) a RMB94.1 million in production costs incurred in connection with films in the fourth quarter of 2024, and (b) a decrease in revenue sharing with broadcasters on Momo apps, partially offset by an increased revenue sharing with virtual gift recipients on overseas apps.

Non-GAAP cost and expenses (note 1) were RMB2,231.4 million (US$319.1 million) in the fourth quarter of 2025, compared to RMB2,364.6 million during the same period of 2024.

Income from operations

Income from operations was RMB307.1 million (US$43.9 million) in the fourth quarter of 2025, compared to RMB236.7 million during the same period of 2024.

Non-GAAP income from operations (note 1) was RMB354.1 million (US$50.6 million) in the fourth quarter of 2025, compared to RMB279.9 million during the same period of 2024.

Income tax expenses

Income tax expenses were RMB68.9 million (US$9.9 million) in the fourth quarter of 2025, compared to RMB89.5 million in the fourth quarter of 2024.

Net income

Net income was RMB237.8 million (US$34.0 million) in the fourth quarter of 2025, compared to RMB187.2 million during the same period of 2024.

Non-GAAP net income (note 1) was RMB281.8 million (US$40.3 million) in the fourth quarter of 2025, compared to RMB230.5 million during the same period of 2024.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB237.3 million (US$33.9 million) in the fourth quarter of 2025, compared to RMB187.2 million during the same period of 2024.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB281.3 million (US$40.2 million) in the fourth quarter of 2025, compared to RMB230.5 million during the same period of 2024.

Net income per ADS

Diluted net income per ADS was RMB1.44 (US$0.21) in the fourth quarter of 2025, compared to RMB1.05 in the fourth quarter of 2024.

Non-GAAP diluted net income per ADS (note 1) was RMB1.70 (US$0.24) in the fourth quarter of 2025, compared to RMB1.30 in the fourth quarter of 2024.

Cash and cash flow

As of December 31, 2025, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term investments, short-term restricted cash and long-term restricted cash totaled RMB8,677.6 million (US$1,240.9 million), compared to RMB14,728.5 million as of December 31, 2024. The decrease in cash was primarily driven by bank loan repayments, the distribution of a special cash dividend, settlement of withholding tax accrued for prior periods, certain acquisitions and investments, and payment under the company’s Share Repurchase Program.

Net cash provided by operating activities in the fourth quarter of 2025 was RMB549.7 million (US$78.6 million), compared to RMB423.6 million in the fourth quarter of 2024.

Full Year 2025 Financial Results

Net revenues for the full year of 2025 were RMB10,367.1 million (US$1,482.5 million), a decrease of 1.9% from RMB10,563.0 million in the same period of 2024.

Net income attributable to Hello Group Inc. was RMB804.0 million (US$115.0 million) for the full year of 2025, compared to RMB1,039.6 million during the same period of 2024.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB993.5 million (US$142.1 million) for the full year of 2025, compared to RMB1,232.9 million during the same period of 2024.

Diluted net income per ADS was RMB4.75 (US$0.68) during the full year of 2025, compared to RMB5.57 in the same period of 2024.

Non-GAAP diluted net income per ADS (note 1) was RMB5.87 (US$0.84) during the full year of 2025, compared to RMB6.60 in the same period of 2024.

Net cash provided by operating activities was RMB1,183.1 million (US$169.2 million) during the full year of 2025, compared to RMB1,640.0 million in the same period of 2024.

Recent Development

Declaration of a special cash dividend

Hello Group’s board of directors has declared a special cash dividend in the amount of US$0.28 per ADS, or US$0.14 per ordinary share. The cash dividend will be paid on April 30, 2026 to shareholders of record at the close of business on April 10, 2026. The ex-dividend date will be April 10, 2026. The aggregate amount of cash dividends to be paid is approximately US$42.6 million, which will be funded by available cash on the Company’s balance sheet.

Share repurchase program

As of March 18, 2026, the Company has repurchased 60.3 million ADSs for US$378.9 million on the open market under the Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024 and March 12, 2025, at an average purchase price of US$6.26 per ADS. The remaining size of the program is US$107.2 million.

Business Outlook

For the first quarter of 2026, the Company expects total net revenues to be between RMB2.3 billion to RMB2.4 billion, representing a decrease of 8.8% to 4.8% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income, net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Wednesday, March 18, 2026, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 18, 2026).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10053257-1s7egv.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through March 27, 2026. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10053257

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in Asia’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, and Duidui, which target more niche markets and more selective demographics.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +852-3157-1669

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the first quarter of 2026, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter of 2025 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2026 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			Year
	Ended December 31			Ended December 31
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues(i):
Value-added service	2,591,615	2,533,104	362,229	10,415,580	10,213,654	1,460,533
Other services	44,881	42,665	6,101	147,391	153,442	21,942

Total net revenues	2,636,496	2,575,769	368,330	10,562,971	10,367,096	1,482,475
Cost and expenses:
Cost of revenues	(1,724,821)	(1,611,502)	(230,442)	(6,447,341)	(6,446,619)	(921,854)
Research and development	(222,684)	(216,558)	(30,967)	(804,425)	(779,449)	(111,460)
Sales and marketing	(316,699)	(348,299)	(49,806)	(1,329,780)	(1,368,658)	(195,715)
General and administrative	(143,621)	(102,051)	(14,593)	(507,658)	(455,393)	(65,120)

Total cost and expenses	(2,407,825)	(2,278,410)	(325,808)	(9,089,204)	(9,050,119)	(1,294,149)
Other operating income, net	8,015	9,697	1,387	59,003	37,586	5,375

Income from operations	236,686	307,056	43,909	1,532,770	1,354,563	193,701
Interest income	124,045	58,306	8,338	510,964	374,466	53,548
Interest expense	(36,846)	(29)	(4)	(127,846)	(72,438)	(10,358)
Other gain or loss, net	(46,639)	3,902	558	(90,509)	5,682	813

Income before income tax and share of (loss) income on equity method investments	277,246	369,235	52,801	1,825,379	1,662,273	237,704
Income tax expenses	(89,497)	(68,943)	(9,859)	(845,022)	(842,869)	(120,529)

Income before share of (loss) income on equity method investments	187,749	300,292	42,942	980,357	819,404	117,175
Share of (loss) income on equity method investments	(514)	(62,458)	(8,931)	59,216	(12,879)	(1,842)

Net income	187,235	237,834	34,011	1,039,573	806,525	115,333

Less: net income attributable to non-controlling interest	—	499	71	—	2,512	359

Net income attributable to the shareholders of Hello Group Inc.	187,235	237,335	33,940	1,039,573	804,013	114,974

Net income per share attributable to ordinary shareholders
Basic	0.54	0.73	0.10	2.81	2.42	0.35
Diluted	0.53	0.72	0.10	2.78	2.37	0.34
Weighted average shares used in calculating net income per ordinary share
Basic	349,401,183	324,712,989	324,712,989	369,312,997	332,356,281	332,356,281
Diluted	355,325,921	330,556,192	330,556,192	373,591,974	338,597,079	338,597,079

(i)	The following table presents revenues by geographic area based on the addresses of our customers of our users:

	Three months			Year
	Ended December 31			Ended December 31
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Chinese mainland	2,279,440	1,967,582	281,360	9,392,079	8,367,094	1,196,479
Overseas	357,056	608,187	86,970	1,170,892	2,000,002	285,996

Total	2,636,496	2,575,769	368,330	10,562,971	10,367,096	1,482,475

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			Year
	Ended December 31			Ended December 31
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income	187,235	237,834	34,011	1,039,573	806,525	115,333
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	322,935	(89,088)	(12,739)	132,248	(245,615)	(35,122)

Comprehensive income	510,170	148,746	21,272	1,171,821	560,910	80,211
Less: comprehensive income (loss) attributed to the non-controlling interest	7,225	(4,689)	(671)	5,111	(7,505)	(1,073)

Comprehensive income attributable to Hello Group Inc.	502,945	153,435	21,943	1,166,710	568,415	81,284

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	December 31	December 31
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	4,122,659	5,320,022	760,753
Short-term deposits	2,026,245	3,112,207	445,040
Restricted cash	4,566,477	120,612	17,247
Short-term investment	—	124,713	17,834
Accounts receivable, net of allowance for credit losses of RMB12,433 and RMB18,623 as of December 31, 2024 and 2025, respectively	192,317	246,208	35,207
Amounts due from related parties	—	21,751	3,110
Prepaid expenses and other current assets	1,104,172	791,317	113,157

Total current assets	12,011,870	9,736,830	1,392,348
Long-term deposits	3,059,860	—	—
Long-term restricted cash	953,285	—	—
Right-of-use assets, net	252,169	118,799	16,988
Property and equipment, net	897,036	1,420,030	203,062
Intangible assets, net	86,661	240,716	34,422
Rental deposits	13,280	3,585	513
Long-term investments	825,533	1,514,042	216,505
Other non-current assets	110,960	114,384	16,357
Deferred tax assets	36,066	34,614	4,950
Goodwill	136,250	596,299	85,270

Total assets	18,382,970	13,779,299	1,970,415

Liabilities and equity
Current liabilities
Accounts payable	615,254	584,557	83,593
Deferred revenue	427,702	468,221	66,955
Accrued expenses and other current liabilities	704,410	848,679	121,359
Lease liabilities due within one year	141,971	83,590	11,953
Income tax payable	157,057	44,787	6,404
Deferred consideration in connection with business acquisitions-current	28,027	47,839	6,841
Convertible Senior Notes-current	20,191	—	—
Long-term borrowings, current portion	1,938,385	2,118	303
Short-term borrowings	2,365,535	—	—

Total current liabilities	6,398,532	2,079,791	297,408
Deferred consideration in connection with business acquisitions-non current	65,694	—	—
Lease liabilities	115,105	39,986	5,718
Deferred tax liabilities	241,915	531,996	76,074
Long-term borrowings	—	3,133	448
Other non-current liabilities	129,051	39,605	5,663

Total liabilities	6,950,297	2,694,511	385,311
Shareholder’s equity (ii)	11,432,673	11,084,788	1,585,104

Total liabilities and shareholder’s equity	18,382,970	13,779,299	1,970,415

(ii):	As of December 31, 2025, the number of ordinary shares outstanding was 303,566,956.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			Year
	Ended December 31			Ended December 31
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	187,235	237,834	34,011	1,039,573	806,525	115,333
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	11,868	9,563	1,367	52,847	43,040	6,155
Amortization of intangible assets	2,049	14,853	2,124	5,886	38,775	5,545
Share-based compensation	42,493	33,434	4,781	192,572	162,745	23,273
Share of loss (income) on equity method investments	514	62,458	8,931	(59,216)	12,879	1,842
Gain or loss on fair value changes of short-term investments	—	(3,902)	(558)	—	(5,722)	(819)
Returns on investments	730	—	—	1,927	797	114
Loss on long-term investments	46,639	—	—	90,509	40	6
Gain or loss on disposal of property and equipment	—	(126)	(18)	(62)	(465)	(66)
Provision of (income) loss on receivable and other assets	(57)	1,008	144	3,618	6,893	986
Changes in operating assets and liabilities:
Accounts receivable	(4,347)	(380)	(54)	7,605	(24,031)	(3,436)
Prepaid expenses and other current assets	27,035	43,467	6,216	(64,811)	110,876	15,855
Amounts due from related parties	—	(291)	(42)	—	(291)	(42)
Rental deposits	—	213	30	(309)	11,375	1,627
Deferred tax assets	(128)	(892)	(128)	(4,323)	1,369	196
Other non-current assets	101,561	37,285	5,332	(81,837)	150,978	21,590
Accounts payable	8,139	33,181	4,745	(7,571)	(37,788)	(5,404)
Income tax payable	63,625	25,373	3,628	62,337	(112,568)	(16,097)
Deferred revenue	(26,219)	(3,565)	(510)	(25,651)	17,452	2,496
Accrued expenses and other current liabilities	78,250	66,599	9,524	139,607	(136,112)	(19,464)
Deferred tax liabilities	(81,498)	21,325	3,049	212,835	235,554	33,684
Other non-current liabilities	(34,247)	(27,725)	(3,965)	74,458	(99,212)	(14,187)

Net cash provided by operating activities	423,642	549,712	78,607	1,639,994	1,183,109	169,187
Cash flows from investing activities:
Purchase of property and equipment	(21,727)	(320,178)	(45,785)	(285,541)	(492,517)	(70,429)
Payment for long-term investments	(35,959)	(39,969)	(5,715)	(69,209)	(482,259)	(68,962)
Payment for business acquisition	(136,642)	(27,109)	(3,877)	(136,642)	(633,877)	(90,643)
Purchase of term deposits	—	(46,993)	(6,720)	(2,851,946)	(2,592,723)	(370,754)
Cash received on maturity of term deposits	1,247,165	1,443,669	206,442	3,047,041	4,536,981	648,780
Payment for short-term investments	—	(104,382)	(14,926)	—	(122,396)	(17,502)
Cash received from sales of long-term investment	—	—	—	2,000	—	—
Returns of investments	120	—	—	120	1,145	164
Loan to a third-party company	(168,933)	(3,521)	(503)	(265,613)	(47,735)	(6,826)
Loan to a related party	—	(3,000)	(429)	—	(3,000)	(429)
Other investing activities	8	196	28	903	851	122

Net cash provided by (used in) investing activities	884,032	898,713	128,515	(558,887)	164,470	23,521
Cash flows from financing activities:
Proceeds from exercise of share options	1	—	—	18	5	1
Repurchase of ordinary shares	(425,176)	(304,098)	(43,485)	(1,197,439)	(749,983)	(107,246)
Deferred payment for business acquisition	—	—	—	—	(17,132)	(2,450)
Dividends payment	—	—	—	(716,302)	(346,182)	(49,503)
Payment in relation to redemption of convertible bonds	—	—	—	—	(20,221)	(2,892)
Proceeds from short-term borrowings	—	—	—	2,365,535	—	—
Repayment of short-term borrowings	—	—	—	—	(2,365,535)	(338,267)
Repayment of long-term borrowings	—	(586)	(84)	(215,615)	(1,940,122)	(277,434)

Net cash (used in) provided by financing activities	(425,175)	(304,684)	(43,569)	236,197	(5,439,170)	(777,791)
Effect of exchange rate changes	172,439	(19,585)	(2,801)	42,205	(110,196)	(15,765)

Net increase (decrease) in cash and cash equivalents	1,054,938	1,124,156	160,752	1,359,509	(4,201,787)	(600,848)
Cash, cash equivalents and restricted cash at the beginning of period	8,587,483	4,316,478	617,248	8,282,912	9,642,421	1,378,848
Cash, cash equivalents and restricted cash at the end of period	9,642,421	5,440,634	778,000	9,642,421	5,440,634	778,000

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income (loss) to comparable GAAP measures.

	Three months				Three months					Three months
	Ended December 31, 2024				Ended December 31, 2025					Ended December 31, 2025
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts(iii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts(iii) US$	Non-GAAP US$
Cost of revenues	(1,724,821)	128	1,822	(1,722,871)	(1,611,502)	6,840	2,752	—	(1,601,910)	(230,442)	978	394	—	(229,070)
Research and development	(222,684)	120	10,198	(212,366)	(216,558)	1,727	10,926	—	(203,905)	(30,967)	247	1,562	—	(29,158)
Sales and marketing	(316,699)	521	4,480	(311,698)	(348,299)	5,006	3,418	—	(339,875)	(49,806)	716	489	—	(48,601)
General and administrative	(143,621)	—	25,993	(117,628)	(102,051)	—	16,338	—	(85,713)	(14,593)	—	2,336	—	(12,257)

Cost and operating expenses	(2,407,825)	769	42,493	(2,364,563)	(2,278,410)	13,573	33,434	—	(2,231,403)	(325,808)	1,941	4,781	—	(319,086)
Income from operations	236,686	769	42,493	279,948	307,056	13,573	33,434	—	354,063	43,909	1,941	4,781	—	50,631
Net income attributable to Hello Group Inc.	187,235	769	42,493	230,497	237,335	13,573	33,434	(3,030)	281,312	33,940	1,941	4,781	(433)	40,229

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income (loss) to comparable GAAP measures-continued.

	Year				Year					Year
	Ended December 31, 2024				Ended December 31, 2025					Ended December 31, 2025
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts(iii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts(iii) US$	Non-GAAP US$
Cost of revenues	(6,447,341)	128	7,643	(6,439,570)	(6,446,619)	13,345	8,406	—	(6,424,868)	(921,854)	1,908	1,202	—	(918,744)
Research and development	(804,425)	120	43,526	(760,779)	(779,449)	5,061	41,998	—	(732,390)	(111,460)	724	6,006	—	(104,730)
Sales and marketing	(1,329,780)	521	19,520	(1,309,739)	(1,368,658)	15,252	15,874	—	(1,337,532)	(195,715)	2,181	2,270	—	(191,264)
General and administrative	(507,658)	—	121,883	(385,775)	(455,393)	—	96,467	—	(358,926)	(65,120)	—	13,795	—	(51,325)

Cost and operating expenses	(9,089,204)	769	192,572	(8,895,863)	(9,050,119)	33,658	162,745	—	(8,853,716)	(1,294,149)	4,813	23,273	—	(1,266,063)
Income from operations	1,532,770	769	192,572	1,726,111	1,354,563	33,658	162,745	—	1,550,966	193,701	4,813	23,273	—	221,787
Net income attributable to Hello Group Inc.	1,039,573	769	192,572	1,232,914	804,013	33,658	162,745	(6,872)	993,544	114,974	4,813	23,273	(983)	142,077

(iii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.